[redacted]

14040869

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 08 2014
REGISTRATIONS BRANCH
19

MR

[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: April 30, 2013 |
| Estimated average burden hours per response 12 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5/A
# PART III

| SEC FILE NUMBER |
|---|
| 8-67773 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2013 AND ENDING 12/31/2013

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENSERRA SECURITIES LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**140 BROADWAY, 26TH FLOOR**
(No. and Street)

| **NEW YORK** | **NY** | **10005** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

**GEORGE MADRIGAL** **925-594-5001**
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Moss Adams LLP**
(Name – *if individual, state last, first, middle name*)

| **101 Second Street** | **San Francisco** | **California** | **94105** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

*Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

8/20/14

# OATH OR AFFIRMATION

I, **GEORGE MADRIGAL**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **PENSERRA SECURITIES LLC**, as of and for the year ending **DECEMBER 31, 2013**, are true and correct. I further swear (or affirm) that neither the Firm nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

---

Signature

**PRESIDENT AND CEO**

Title

Notary Public

WINDY OUBONLATH KEOPHITHOUN
Commission # 1887280
Notary Public - California
Contra Costa County
My Comm. Expires Apr 26, 2014

This report** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CONTENTS

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Penserra Securities LLC

**Report on Financial Statements**

We have audited the accompanying financial statements of Penserra Securities LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of net income, changes in members' equity, and cash flows for the year then ended, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penserra Securities LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

***Supplemental Information***

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

San Francisco, California
February 27, 2014

## FINANCIAL STATEMENTS

**PENSERRA SECURITIES LLC**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2013**

**ASSETS**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 1,488,300 |
| Marketable securities, at fair value | | 1,302,660 |
| Receivables from broker-dealers and clearing organizations | | 114,145 |
| Brokerage account deposit | | 250,000 |
| Furniture and equipment, net of accumulated depreciation of $113,090 | | 56,813 |
| Software license | | 2,000,000 |
| Other assets | | 214,976 |
| Total assets | $ | 5,426,894 |

**LIABILITIES AND MEMBERS' EQUITY**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 557,887 |
| Due to broker-dealers | | 44,978 |
| Payable to clients | | 56,396 |
| Total liabilities | | 659,261 |
| Members' equity | | 4,767,633 |
| Total liabilities and members' equity | $ | 5,426,894 |

*See accompanying notes.*

| | |
|---|---|
| **REVENUES:** | |
| Equity commission income | $ 5,904,033 |
| Riskless principal income | 5,418,988 |
| Principal trading income | 989,867 |
| Other income | 55,455 |
| Total revenues | 12,368,343 |
| **EXPENSES:** | |
| Employee compensation | 6,434,234 |
| Clearing and execution | 3,978,859 |
| Occupancy and equipment | 415,402 |
| General and administrative | 409,015 |
| Communications, technology, and infrastructure | 184,873 |
| Professional services | 301,988 |
| Preferred Member payments | 192,000 |
| Interest expense | 3,405 |
| Total expenses | 11,919,776 |
| **NET INCOME (AVAILABLE TO PARTICIPATING MEMBER UNITS)** | $ 448,567 |

*See accompanying notes.*

**PENSERRA SECURITIES LLC**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**Year Ended December 31, 2013**

| | Participating Member Units | Preferred Member Units | Accumulated Surplus/Deficit | Total Members' Equity |
|---|---|---|---|---|
| Balance, December 31, 2012 | $ 2,131,711 | $ 1,600,000 | $ (1,255,852) | $ 2,475,859 |
| Net income | - | - | 448,567 | 448,567 |
| Contributions | 2,200,000 | - | - | 2,200,000 |
| Withdrawals/redemptions | (256,793) | (100,000) | - | (356,793) |
| Balance, December 31, 2013 | $ 4,074,918 | $ 1,500,000 | $ (807,285) | $ 4,767,633 |

*See accompanying notes.*

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ | 448,567 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | | 38,715 |
| Increase (decrease) in cash due to changes in: | | |
| Marketable securities | | (981,065) |
| Other assets | | (116,089) |
| Receivable from broker-dealers and clearing organization | | 26,887 |
| Payable to clients | | 20,295 |
| Accounts payable and accrued expenses | | 178,340 |
| Due to broker-dealers | | (77,034) |
| Other liabilities | | 4,440 |
| Cash flows used by operating activities | | (456,944) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Contributions from participating members | | 200,000 |
| Distributions to participating members | | (256,793) |
| Distributions to preferred members | | (100,000) |
| Cash flows provided by financing activities | | (156,793) |
| **NET CHANGE IN CASH AND CASH EQUIVALENTS** | | (613,737) |
| **CASH AND CASH EQUIVALENTS,** beginning of year | | 2,102,037 |
| **CASH AND CASH EQUIVALENTS,** end of year | $ | 1,488,300 |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for state income taxes, included in general and administrative expenses | $ | 59,243 |
| **SUPPLEMENTAL DISCLOSURE OF NONCASH FLOW INFORMATION** | | |
| Acquisition of software license through participating member equity issuance | $ | 2,000,000 |

*See accompanying notes.*

## NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Penserra Securities LLC (formerly known as MMR Securities LLC) ("the Firm") was established on February 27, 2007, as a New York Limited Liability Corporation, and is a registered broker-dealer with the Securities and Exchange Commission, and the Financial Industry Regulatory Authority (FINRA). The team at the Firm has a combination of buy-side and sell-side experience in trading, research, technology, portfolio management, and Exchange-Traded Funds (ETFs). The Firm uses that experience to provide high-touch single stock domestic trading, global equity program trading, fixed income trading, transition management, ETF specialized services, and research. The Firm was formed as a boutique brokerage firm to specifically serve large and sophisticated institutional customers. The principal office of the Firm is located at 75 Broad Street in New York City with additional locations in Danville, California; Chicago, Illinois; and Newport Beach, California. The Firm has received minority business certification from various public and private organizations.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The financial statements of the Firm have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

**Subsequent events** - The Firm has evaluated all events subsequent to the statement of financial condition date of December 31, 2013, through February 27, 2014, which is the date these financial statements were available to be issued and has determined that there are no subsequent events that require disclosure or recognition in these financial statements.

**Use of estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include the determination of the fair value marketable securities and depreciation and amortization. Actual results could differ from those estimates.

**Cash and cash equivalents** - Cash and cash equivalents include cash in bank accounts and cash equivalent investments held at certain major financial institutions with original maturities of 90 days or less. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

**Furniture and equipment** - Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of the assets.

**Software license** - Software license on the statement of financial condition is considered by the Firm to be an intangible asset associated with the Firm's development of its research services and is scheduled to be placed in service during 2014 at which time it will be amortized on a straight-line basis over the period of expected benefit with a useful life of approximately 7 years with no calculated residual value. The Firm estimates that the related amortization expense will be approximately $75,000 for the year ending December 31, 2014 and $285,714 for each of the years ending December 31, 2015 through 2018. The Firm assesses the possible impairment to intangible assets on an annual basis on December 31. Intangible assets are also tested for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable.

**Income taxes** - As a limited liability corporation, net income of the Firm is allocated to the members for recognition of income tax liability or benefit. As such, the Firm is not subject to federal income tax. The Firm is subject to California limited liability Firm taxes, the California gross receipts tax, New Jersey nonresident partner tax, New York State LLC filing fee, and New York City gross receipts tax.

During 2013, the Firm incurred $59,243 in California, New York, and New Jersey state and local taxes. The Firm applies the topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) relating to accounting for uncertain tax positions. The income taxes topic prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in the topic as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

For the December 31, 2013, financial statements, the Firm has no uncertain tax positions based on the criteria established under the income taxes topic, whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable.

**Equity commission and riskless principal income** - The Firm earns commissions for transacting equity, annuities, and other products for clients. Such fees are recognized when earned, which is on a trade-date basis for agency securities transactions.

During the year ended December 31, 2013, one customer accounted for 27% of the Firm's revenue.

**Proprietary trading income** - All profit and loss arising from all securities transactions entered into for the account and risk of the Firm are recorded on a trade-date basis.

**Fair value - definition and hierarchy** - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Firm uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

*Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Firm has the ability to access.

*Level 2* - Valuation based on inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly.

*Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Firm's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Firm in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy in which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

**Valuation techniques and inputs -**

*Marketable securities* - To determine the fair value of mortgage-backed securities, the Firm utilized recent market transactions for identical or similar securities to corroborate pricing service fair value measurements. Mortgage-backed assets are generally classified in Level 2 of the fair value hierarchy and are categorized in marketable securities on the statement of financial condition.

## NOTE 3 – FAIR VALUE MEASUREMENT

The Firm's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Firm's significant accounting policies in Note 2. As of December 31, 2013, the Firm held two positions in agency securities, three asset-backed securities, and six mortgage-backed securities with a fair value of $1,302,660, which management categorized as level 2 in the fair value hierarchy. The associated unrealized loss on the position held by the Firm as of December 31, 2013, was $69,777.

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Government agency bonds | $ - | $ 518,129 | $ - | $ 518,129 |
| Mortgage-backed securities | - | 583,810 | - | 583,810 |
| Asset-backed securities | - | 200,721 | - | 200,721 |
| Total | $ - | $ 1,302,660 | $ - | $ 1,302,660 |

## NOTE 4 – RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATIONS

The receivable from broker-dealers and clearing organizations represents an unsecured commission receivable for which the Firm has executed trades during December 2013 and received in January 2014.

In the normal course of business, the Firm executes, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of a failure to perform by the customer, the Firm may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Firm.

The Firm does not anticipate nonperformance by customers in the above situation. The Firm's policy is to monitor its market exposure and customer risk. In addition, the Firm has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

In certain instances, the Firm will purchase bonds that it will hold for one or two days. The Firm has the risk of gain or loss during this period. The position is ultimately placed with a customer.

## NOTE 5 – COMMITMENTS

The Firm is obligated under operating leases for office space and certain equipment at December 31, 2013. Minimum annual lease payments under such leases are due in the following years ending December 31:

| Year Ending December 31, | |
|---|---|
| 2014 | $ 347,540 |
| 2015 | 354,886 |
| 2016 | 164,316 |
| 2017 | 169,242 |
| 2018 | 174,318 |
| Thereafter | 88,446 |
| Total future lease commitments | $ 1,298,748 |

Rental expense for office space and equipment was $376,688 for the year ended December 31, 2013. The leases for office space contain some escalation provisions and renewal options.

## NOTE 6 – CLEARING ORGANIZATION

The Firm clears its transactions through another broker-dealer on a fully disclosed basis. A receivable from the clearing organization is the result of the Firm's activity with this clearing organization. The Firm may also have a payable to the clearing organization related to these transactions, which is collateralized by securities owned by the Firm.

The Firm's clearing organization requires the Firm to maintain a cash deposit of $250,000 with the organization. The amount is classified as brokerage account deposit on the statement of financial condition as of December 31, 2013.

## NOTE 7 - REGULATORY REQUIREMENTS

Under the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Firm is required to maintain a minimum net capital, equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as those terms are defined by the rules of the Securities Exchange Commission (the SEC). Net capital, as defined in the regulation, at December 31, 2013, was $2,167,283, which exceeded minimum net capital requirements by $2,067,283. The ratio of aggregate indebtedness to net capital was approximately .30 to 1.

In management's opinion, the Firm is exempt from the provisions of the SEC's customer protection Rule 240 15c3-3 for the year ended December 31, 2013, because it does not hold customer funds or securities.

## NOTE 8 - MEMBERS' EQUITY

The Members' ownership interests are based on capital contributions made to the Firm in accordance with the Limited Liability Company Agreement (the "Operating Agreement"). Membership interests include both Preferred Membership Interests and Participating Membership Interests and mean all rights of a Member in the Firm. Under the Operating Agreement distributions shall be made first to Preferred Members. Preferred Members shall receive monthly payments on the balance reflected in the Preferred Member account at a rate equal to an annual yield of 12%. Preferred Members have the right to call for redemption of their ownership interests upon adequate notice to the Firm, however, the Firm's requirement to execute such payments is conditioned up the Firm having adequate liquidity and its ability to continue to report sufficient capital necessary to meet all regulatory requirements immediately after such payments. The full description of respective rights, preferences, and privileges of the Firm's ownership interests are defined in the Firm's Operating Agreement.

On December 31, 2013, a capital withdrawal in the amount of $100,000 was made by the Firm to one Preferred Member. Preferred Members have no voting rights on any matter pertaining to the Firm. For the year ended December 31, 2013, the Firm made Preferred Member payments of $192,000.

In accordance with the Operating Agreement, any income, gains, or losses shall be allocated among the Participating Members based upon their ownership percentages. In addition, distributions to the Participating Members are based on the availability of net cash flows. During the year ended December 31, 2013, there was $256,793 of distributions to Participating Members.

On April 1, 2013, the Firm acquired a perpetual license in proprietary software from Tailor Research LLC which is considered a key component in the development of the Firm's research services, which is in development and to be offered to customers beginning in 2014. The transaction was valued at $2,000,000 and the Firm issued new Participating Member interests representing 10% of the Firm's total Participating Member interests outstanding as of December 31, 2013.

## SUPPLEMENTAL INFORMATION

## PENSERRA SECURITIES LLC
## COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 (SCHEDULE I)
## Year Ended December 31, 2013

| | | | |
|---|---|---|---|
| **COMPUTATION OF NET CAPITAL** | | | |
| TOTAL MEMBERS' EQUITY: | | $ | 4,767,633 |
| DEDUCTIONS (NON-ALLOWABLE ASSETS): | | | |
| Furniture, equipment and leasehold improvements, net of depreciation | (56,813) | | |
| Software license | (2,000,000) | | |
| Receivable from employees | (76,074) | | |
| Prepaid expenses | (54,395) | | |
| Security deposit | (63,874) | | |
| Other assets | (20,634) | | (2,271,790) |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS | | | 2,495,843 |
| HAIRCUTS ON SECURITIES POSITIONS | | | (328,560) |
| NET CAPITAL | | $ | 2,167,283 |
| AGGREGATE INDEBTEDNESS | | $ | 659,261 |
| Minimum net capital requirement of the greater of $100,000 or one-fifteenth of aggregate indebtedness | | $ | 100,000 |
| EXCESS NET CAPITAL | | $ | 2,067,283 |
| Ratio of aggregate indebtedness to net capital | | | 0.30 to 1 |

There are no material differences between the amounts reported above and amounts reported in the Firm's unaudited FOCUS, Part II, as of December 31, 2013. Therefore, no reconciliation of the two computations is necessary.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 (SCHEDULE II)

**Year Ended December 31, 2013**

The Firm is exempt from the provisions of Rule 15c3-3 Under the Securities Exchange Act of 1934, as all the Firm's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) in the Rule. All customer transactions are cleared through another broker-dealer, Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly owned subsidiary of Bank of America Corporation on a fully disclosed basis.

The Firm is exempt from the provisions of Rule 15c3-3 Under the Securities Exchange Act of 1934, as all the Firm's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) in the Rule.

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3**

To the Board of Directors
Penserra Securities LLC

In planning and performing our audit of the financial statements of Penserra Securities LLC (the "Firm") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Firm including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material weakness of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Moss Adams LLP

San Francisco, California
February 27, 2014

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Penserra Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the period from January 1, 2013 to December 31, 2013, which were agreed to by Penserra Securities LLC (the "Firm") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Firm's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Firm's management is responsible for the Firm's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows. In performing the procedures listed below, differences of less than $1 were not considered a difference requiring reporting.

1. Compared the listed assessment payments in Form SIPC-7, as summarized in Exhibit I to this report, with respective cash disbursement records consisting of copies of cancelled checks, noting no differences.

2. Compared amounts reported on Firm's annual filing of audited financial statements for the year ended December 31, 2013, with the amounts reported in Form SIPC-7 for the period from January 1, 2013 to December 31, 2013, noting no differences.

3. We were unable to compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers, as there were no such adjustments in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments in Form SIPC-7, noting no differences.

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7 and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Moss Adams LLP

San Francisco, California
February 27, 2014

| Date Paid | | Amount Paid |
|---|---|---|
| September 23, 2013 | | 12,286 |
| September 30, 2013 | $ | 377 |
| February 26, 2014 | | 10,203 |
| Total general assessment | $ | 22,866 |